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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                                SCHEDULE TO
                               (RULE 14D-100)
               TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
         OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                MAVESA, S.A.
                     (Name of Subject Company (Issuer))

                          PRIMOR INVERSIONES, C.A.
                        a wholly owned subsidiary of
                           PRIMOR ALIMENTOS, C.A.
                    (Names of Filing Persons (Offerors))

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                         AMERICAN DEPOSITARY SHARES
               (EACH REPRESENTING 60 SHARES OF COMMON STOCK)
                       (Title of Class of Securities)

                                ------------

                  American Depositary Shares (5777171019)
                   (CUSIP Number of Class of Securities)

                           Primor Alimentos, C.A
                    2da. Av. de Los Cortijos de Lourdes
                        Ed. Centro Empresarial Polar
                          Caracas, Venezuela 07054
                    Attention: Guillermo Bolinaga, Esq.
                       Telecopy No.: +(582) 202-3364

                              With a copy to:

                           Paul T. Schnell, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                             New York, NY 10036
                         Telephone: (212) 735-3000

                              Fulvio Italiani
                    d'Empaire Reyna Bermudez & Asociados
               Edificio Bancaracas, P.H., Plaza La Castellana
                       Apartado 60973, Caracas 1060-A
                             Caracas, Venezuela
                         Telephone +(582) 264-6244
                   (Name, address and telephone number of
                   persons authorized to receive notices
              and communications on behalf of filing persons)


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[_] issuer tender offer subject to Rule 13e-4.

[_] going-private transaction subject to Rule 13e-3.

[_] amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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Tender Offers will be made to all Mavesa's Securityholders

Empresas Polar and Mavesa Announce Agreement

CARACAS, VENEZUELA, January 22, 2001 - Empresas Polar and Mavesa, S.A. announced that they have entered into an agreement for Polar to acquire Mavesa.

Under the terms of the agreement with Mavesa, a subsidiary of Primor Alimentos, C.A. (a unit of Empresas Polar) will commence two simultaneous all cash tender offers. One offer will be made in Venezuela and will be for all of the outstanding shares of Mavesa common stock at US$0.1417 per share in cash. The other offer will be made in the United States and will be for all of the outstanding Ameri-can Depositary Shares of Mavesa at US$8.50 per ADS in cash. Each ADS represents 60 shares of Mavesa common stock.

The tender offers will be subject to the condition that the number of shares of Mavesa common stock (including shares represented by ADSs) validly tendered into the offers and not withdrawn represent at least 65% of the outstanding shares of Mavesa common stock (including shares represented by ADSs). The commencement of the tender offers will also be subject to regulatory approvals. Primor currently has no plans to effect a second-step merger with Mavesa.

Mavesa's board of directors, after analyzing the terms and conditions of the tender offers decided to recommend them to Mavesa's shareholders and ADSs holders, since they are beneficial to them.

In addition to the agreement entered into with Mavesa, Primor has entered into an agreement with certain Mavesa shareholders, who collectively beneficially own 38,49% of the outstanding shares of Mavesa. The agreement provides for the tendering of their shares and ADSs into the offers.

"With this important agreement, Empresas Polar continues consolidating its position in the national and regional food and beverage markets and strengthens its consumer oriented policy through the addition to its portfolio a wide range of leading products," said Lorenzo Mendoza, CEO of Empresas Polar. In addition, Mendoza recognized that this transaction "is an expression of the confidence that Empresas Polar has in Venezuela and also a proof of the interest it has in the economic outlook of the country."

On the other hand, Alberto Tovar, Mavesa's CEO, mentioned that the Board of Directors recommended to all securityholders the terms and conditions of the tender offers presented by Empresas Polar, and that the terms of the transaction do not prevent competing offers.

Empresas Polar, founded 60 years ago, is one of the most solid and prosperous industrial conglomerates of the Venezuelan manufacturing sector, essentially dedicated to the food and beverage area, participating not only in Venezuela but in other Latin American markets. Primor Alimentos, C.A., the largest cereal processing company in Venezuela has a wide range of products that include precooked corn flours, rice, pastas, corn oil and ice-creams.

Mavesa, founded in 1949, is a leader company in the manufacturing, merchandising and distribution of foods, beverages and household detergents. It has a wide portfolio of products marketed under the Mavesa, Las Llaves, La Torre del Oro, Nelly, Rikesa, Yukery, Pampero, and Toddy brands, among others. The company's products hold leading shares in Venezuelan take-home markets and its distribution system services more than 50,000 stores throughout Venezuela, representing 90% of all domestic stores that sell consumer food and cleaning products.

Holders of ADSs representing shares of Mavesa common stock are advised to read the U.S. tender offer statement regarding the acquisition of Mavesa, referenced in this press release, which will be filed by Primor with the SEC and the related solicitation/recommendation statement which will be filed by Mavesa with the SEC. Holders of shares of common stock of Mavesa are advised to read the Venezuelan tender offer statement regarding the acquisition of Mavesa, referenced in this press release, which will be filed by Primor with the Venezuelan Comision Nacional de Valores (CNV) and the related solicitation/recommendation statement which will be filed by Mavesa with the CNV. The tender offer statements (each including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statements will contain important information which should be read carefully before any decision is made with respect to the offers.